UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EQT GP HOLDINGS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 239,715,000 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 239,715,000 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 239,715,000 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 79.3%

14	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: PN (Partnership)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 276,008,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 276,008,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 276,008,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 91.3%

14	Type of Reporting Person: CO (Corporation)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 276,008,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 276,008,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 276,008,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 91.3%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 276,008,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 276,008,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 276,008,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 91.3%

14	Type of Reporting Person: CO (Corporation)

Item 1.  Security and Issuer.

This Amendment No. 5 to Schedule 13D (Amendment No. 5) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on May 26, 2015,  as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2017, Amendment No. 2 to Schedule 13D filed with the Commission on February 22, 2018, Amendment No. 3 to Schedule 13D filed with the Commission on April 27, 2018 and Amendment No. 4 to Schedule 13D filed with the Commission on May 22, 2018 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQT GP Holdings, LP, a Delaware limited partnership (the Issuer).  The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 5 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.  Identity and Background.

The first two paragraphs of Item 2(c) of Schedule 13D are hereby amended and restated in their entirety as follows:

(c)           The principal business of Gathering Holdings is to own a limited partner interest in the Issuer, all of the membership interests in the General Partner, and interests in other subsidiaries of EQT which are engaged in natural gas midstream and commercial activities.  The principal business of EPC is to engage in natural gas production activities.  EPC also owns a number of EQT subsidiaries, including Gathering Holdings, EQT RE, REO and Rice Midstream Holdings.  The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT.  EQT conducts its business through five business segments:  EQT Production, EQM Gathering, EQM Transmission, RMP Gathering and RMP Water.  EQT Production is the leading natural gas producer in the United States, based on average daily sales volumes, with 21.4 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximate 4.0 million gross acres, including approximately 1.1 million gross acres in the Marcellus play, many of which have associated deep Utica or Upper Devonian drilling rights, and approximately 0.1 million gross acres in the Ohio Utica as of December 31, 2017.  EQM Gathering and EQM Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin through EQT’s ownership and control of EQT Midstream Partners, LP (EQM), a publicly traded limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin.  RMP Gathering provides natural gas gathering services to EQT in the dry gas core of the Marcellus Shale in southwestern Pennsylvania through EQM.  RMP Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for EQT and third parties in Washington and Green Counties, Pennsylvania and Belmont County, Ohio also through EQM.

The principal business of each of EQT RE, REO, Rice Midstream Holdings and RMGH is to serve as an intercompany holding company for certain subsidiaries of EQT.  The principal business of GP Management is to act as the general partner of RMGH.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by incorporating by reference herein the information set forth in Item 4 of this Amendment No. 5 regarding the completion of the Midstream Mergers.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following additional disclosures:

Completion of the Midstream Mergers

On July 23, 2018, EQM completed its previously announced acquisition of Rice Midstream Partners LP (RMP). Pursuant to the terms of the Midstream Merger Agreement, on July 23, 2018, (i) Merger Sub merged with and into RMP with RMP continuing as the surviving limited partnership and a wholly owned indirect subsidiary of EQM (the Surviving Entity) and (ii) GP Merger Sub merged with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned indirect subsidiary of EQM (the Surviving GP Entity) ((i) and (ii) collectively, the Midstream Mergers).

At the Effective Time, (i) each RMP Common Unit issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.3319 EQM Common Units, (ii) the issued and outstanding RMP IDRs were cancelled and (iii) each outstanding award of phantom units in respect of RMP Common Units fully vested and converted into the right to receive the Midstream Merger Consideration, less applicable tax withholding, in respect of each RMP Common Unit subject thereto. The aggregate Midstream Merger Consideration consisted of approximately 34.0 million EQM Common Units in exchange for all of the issued and outstanding RMP Common Units and awards of phantom units in respect of RMP Common Units.

The foregoing description of the Midstream Mergers does not purport to be complete and is qualified in its entirety by reference to the full text of the Midstream Merger Agreement, a copy of which is filed as Exhibit H to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A

Joint Filing Agreement dated May 22, 2018 (attached as Exhibit A to Amendment No. 4 to Schedule 13D (File No. 005-88854) filed with the Commission on May 22, 2018 and incorporated herein in its entirety by reference).

Exhibit B

Power of Attorney dated May 22, 2018 (attached as Exhibit B to Amendment No. 4 to Schedule 13D (File No. 005-88854) filed with the Commission on May 22, 2018 and incorporated herein in its entirety by reference).

Exhibit C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit D

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

Exhibit E

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit F

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit G

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated herein in its entirety by reference).

Exhibit H

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit I

Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit J

Incentive Distribution Rights Purchase and Sale Agreement, dated April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 23, 2018

EQT GATHERING HOLDINGS, LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP MANAGEMENT LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM HOLDINGS LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE ENERGY OPERATING LLC

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

EQT RE, LLC

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

EQT PRODUCTION COMPANY

	By:	*
	Name:	David E. Schlosser, Jr.
	Title:	President

EQT INVESTMENTS HOLDINGS, LLC

	By:	/s/ Joshua C. Miller
	Name:	Joshua C. Miller
	Title:	Vice President

EQT CORPORATION

	By:	/s/ Robert J. McNally
	Name:	Robert J. McNally
	Title:	Senior Vice President and Chief Financial Officer

* /s/ Robert J. McNally
By: Robert J. McNally, as attorney-in-fact.

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

EXHIBIT INDEX

Exhibit A

Joint Filing Agreement dated May 22, 2018 (attached as Exhibit A to Amendment No. 4 to Schedule 13D (File No. 005-88854) filed with the Commission on May 22, 2018 and incorporated herein in its entirety by reference).

Exhibit B

Power of Attorney dated May 22, 2018 (attached as Exhibit B to Amendment No. 4 to Schedule 13D (File No. 005-88854) filed with the Commission on May 22, 2018 and incorporated herein in its entirety by reference).

Exhibit C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit D

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

Exhibit E

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit F

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit G

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated herein in its entirety by reference).

Exhibit H

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit I

Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit J

Incentive Distribution Rights Purchase and Sale Agreement, dated April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).